Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

Set forth below is an excerpt of the transcript for the third quarter 2010 earnings conference call held by Avis Budget Group, Inc. on November 4, 2010.

Ron Nelson – Avis Budget Group, Inc. – Chairman and CEO

I do want to comment briefly on the Dollar Thrifty opportunity up-front, so that we can then focus most of our time this morning on our business fundamentals. As you know, in July we submitted a bid to acquire Dollar Thrifty Automotive Group for $46.50 per share in cash and stock and in September increased our offer to approximately $53 per share. On September 30th, Dollar Thrifty shareholders voted not to approve the proposed merger with Hertz, and Hertz subsequently terminated its merger agreement with Dollar Thrifty and withdrew its antitrust application from the FTC. On October 5th, we and Dollar Thrifty announced that we had agreed to cooperate to pursue antitrust clearance of our proposed acquisition of DTG. We also affirmed our commitment to pursue an acquisition of Dollar Thrifty on the previously announced terms. Dollar Thrifty represents a substantial growth opportunity for our Company, and our offer represents a premium valuation to Dollar Thrifty shareholders. Beyond that, there isn’t much to report. We continue to diligently pursue the proposed transaction. We and Dollar Thrifty have provided the FTC with literally millions of pages of documents and data, and we believe several of our competitors, licensees, and others have also provided large amounts of requested information to the government. The FTC is reviewing that information. And while we continue to have a regular, productive dialog with the FTC, they have not provided us with a view as to whether, when, or under what conditions they will approve our proposed transaction. We do believe it is appropriate for them to take the time to understand the fundamentals and competitive realities of the vehicle rental business. There are a significant number of details that cause our industry to differ sharply from others, and we continue to work cooperatively with the FTC to bring those details into clear focus. With that, we don’t intend to say anything else or to speculate regarding the Dollar Thrifty transaction on this call. So… we’d ask you to refrain from asking any related questions during Q&A.

David Wyshner – Avis Budget Group, Inc. – Executive Vice President and CFO

In early October we sold $400 million of high-yield bonds at an attractive 8.25% yield. We intend to use the proceeds of the offering to help fund our proposed acquisition of Dollar Thrifty or to repay outstanding corporate debt.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports for the quarterly periods ended March 31, 2010 and June 30, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a potential transaction between Dollar Thrifty and Avis Budget, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the Web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.